SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Inozyme Pharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45790W 108

(CUSIP Number)

Robert Hopfner

Pivotal bioVenture Partners Fund I U.G.P.

501 2nd Street, Suite 200

San Francisco, CA 94107

(415) 697-1002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240. 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45790W 108

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,591,154
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,591,154
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,154
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45790W 108

1.	Names of Reporting Persons. Pivotal bioVenture Partner Fund I G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,591,154
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,591,154
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,154
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45790W 108

1.	Names of Reporting Persons. Pivotal bioVenture Partners Fund I U.G.P., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,591,154
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,591,154
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,591,154
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Inozyme Pharma, Inc., a corporation incorporated under the laws of the State of Delaware (the “Issuer”), which has its principal executive offices at 321 Summer Street, Suite 400, Boston, Massachusetts 02210.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed by Pivotal bioVenture Partners Fund I, L.P. (“Pivotal”), Pivotal bioVenture Partners Fund I G.P., L.P. (“Pivotal GP”) and Pivotal bioVenture Partners Fund I U.G.P., Ltd. (the “Ultimate General Partner” and together with Pivotal and Pivotal GP, a “Reporting Person,” and collectively, the “Reporting Persons”). Pivotal GP is the general partner of Pivotal, and Ultimate General Partner is the general partner of Pivotal GP. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 501 Second Street, Suite 200, San Francisco, CA 94107.

(c)	The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes.

(d)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the persons listed in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Pivotal is a Cayman Islands exempted limited partnership. Pivotal GP is a Cayman Islands exempted limited partnership. Ultimate General Partner is a Cayman Islands exempted company.

Schedule A attached hereto sets forth the information regarding the directors and officers of the Ultimate General Partner.

Item 3. Source and Amount of Funds or Other Consideration

Pivotal acquired 187,500 shares of Common Stock in the Issuer’s initial public offering for an aggregate purchase price of $3,000,000. In November of 2018, Pivotal acquired 5,244,755 shares of the Issuer’s Series A-2 Convertible Preferred Stock (the “Series A-2 Shares”) for an aggregate purchase price of $7,500,000 and in June of 2020, Pivotal acquired an additional 5,244,755 Series A-2 Shares for an aggregate purchase price of $7,500,000. The source of the funds used for the purchase of the Common Stock and the Series A-2 Shares was the working capital of Pivotal. In connection with the closing of the Issuer’s initial public offering, the Series A-2 Shares held by Pivotal automatically converted into 1,403,654 shares of Common Stock on a 7.4730-for-1 basis.

Item 4. Purpose of Transaction

The Reporting Persons acquired and beneficially own the shares of Common Stock reported on this Schedule 13D for investment purposes.

Robert Hopfner, Ph.D. is a managing partner at Pivotal and is a director of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of its Common Stock, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may take actions with respect to their investment in the Issuer. These actions include changing their current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the shares of Common Stock in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the shares of Common Stock (or any derivative thereof). In addition, the Reporting Persons may engage, either directly or indirectly through Dr. Hopfner, in discussions with the Issuer’s management, members of its board of directors, stockholders and other relevant parties or take other actions concerning the Issuer’s operations, capital expenditures, financings, executive compensation practices, capital structure, and the composition of the Issuer’s Board of Directors.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plans or proposals that relates to or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

The information in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 22,314,851 outstanding shares of Common Stock, as reported by the Issuer in its prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on July 24, 2020.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreement

Pursuant to lock-up agreements (each, a “Lock-Up Agreement”) signed in connection with the Issuer’s initial public offering, Pivotal, certain other stockholders of the Issuer and each director and officer of the Issuer agreed with the representatives of the underwriters in the initial public offering (the “Representatives”), subject to certain exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, whether owned at the time of the initial public offering or acquired thereafter or with respect to which the holder has or acquires the power of disposition, or (2) enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such Common Stock, whether any transaction described above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a period ending on the date that is 180 days after July 23, 2020, except with the prior written consent of the Representatives.

Investor Rights Agreement

On November 9, 2018, the Issuer, Pivotal and certain other parties entered into the second amended and restated investors’ rights agreement (the “Investor Rights Agreement”). Beginning 180 days after the completion of the initial public offering, the Investor Rights Agreement provides Pivotal and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the Series A-2 Shares, subject to certain conditions. The stockholders may only require two registration statements on Form S-3 in a 12-month period. In addition, in the event that the Issuer registers additional shares of Common Stock for sale to the public, it will be required to give notice of such registration to Pivotal and certain other parties of its intention to effect such a registration, and, subject to certain limitations, include the shares of Common Stock held by them in such registration. The registration rights will expire, with respect to any particular holder, on the earlier to occur of (a) five years following the completion of a qualified public offering or (b) at such time as such holder beneficially owns less than 1% of the Issuer’s outstanding Common Stock after a qualified public offering and all of the holder’s registrable securities can be sold without limitation in any ninety-day period without registration in compliance with Rule 144 or a similar exemption. The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify Pivotal and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and Pivotal is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it.

The descriptions of the Lock-Up Agreement and the Investor Rights Agreement contained in this Item 6 are qualified in their entirety by reference to the full text of the agreements, which are attached hereto as Exhibit 2 and Exhibit 3, and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Investor Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-239648))

Exhibit 3	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-239648))

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2020

PIVOTAL BIOVENTURE PARTNERS FUND I, L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P.
Its General Partner,

By: PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P., LTD.
Its General Partner,

	By:	/s/ Robert Hopfner
	Name:	Robert Hopfner
	Title:	Authorized Signatory

PIVOTAL BIOVENTURE PARTNERS FUND I G.P., L.P.

By:	PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P., LTD
Its General Partner,

	By:	/s/ Robert Hopfner
	Name:	Robert Hopfner
	Title:	Authorized Signatory

PIVOTAL BIOVENTURE PARTNERS FUND I U.G.P. LTD

By:	/s/ Robert Hopfner
Name:	Robert Hopfner
Title:	Authorized Signatory

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of the officers and directors of Ultimate General Partner:

Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock
Richard Coles	Director	HF Fund Services Ltd. P.O. Box 242 53 Market Street, Gardenia Court Camana Bay Grand Cayman KYI – 1104 Cayman Islands	None

Peter Bisgaard	Director	501 2nd Street, Suite 200 San Francisco, CA 94107	None

Vincent Sai Sing Cheung	Director	25/F, Nan Fung Tower 88 Connaught Road Central Hong Kong	None
Heather Preston	Director	501 2nd Street, Suite 200 San Francisco, CA 94107	None